UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: October 29, 2024

Banco Santander (Brasil) S.A.

By:	/S/ Reginaldo Antonio Ribeiro
Reginaldo Antonio Ribeiro Officer without specific designation

By:	/S/ Gustavo Alejo Viviani
Gustavo Alejo Viviani Vice - President Executive Officer

Santander

Earnings Presentation

3Q24
BRGAAP

October 29th, 2024

Disclaimer

This presentation may contain certain forward-looking statements and information pertaining to Banco Santander (Brasil) S.A. ("Santander Brasil") and its subsidiaries, which reflect the current views and / or expectations of Santander Brasil and its management regarding its business performance and future events.

Forward-looking statements include, without limitation, any statement that may predict, forecast, suggest or imply future results, performance or achievements, and may include terminology such as "believe", "anticipate", "expect", "estimate", "could", "forecast", "potential", "will likely result", or others that have similar meaning.

Such statements are subject to numerous risks, uncertainties and assumptions. We issue a warning that a number of significant circumstances could cause actual results to significantly diverge from the plans, objectives, expectations, estimates and intentions expressed herein.

We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. In no event shall Santander Brasil, as well as any of its subsidiaries, affiliates, shareholders, directors, officers, employees or agents are in no way responsible for third parties (including investors) for any investment or business decision or action taken in reliance on the information and statements contained in this presentation or for any consequential, special or related damages.

Aside from other considerations stated in this presentation, the following factors, among others, could cause actual results to differ materially from the forward-looking statements or historical performance. Our ability to compete effectively will depend on changes in consumer preferences and financial circumstances of our consumers and competitive conditions in the markets in which we operate, changes in economic, political and business conditions in Brazil; government interventions leading to changes in the Brazilian economy, taxes, tariffs or regulatory environment; our ability to compete successfully; changes in our business; our ability to successfully implement marketing strategies; our identification to business opportunities; our ability to develop and introduce new products and services; changes in the cost of our products and operating costs; our level of indebtedness and other financial obligations; our ability to attract new customers; inflation in Brazil; the devaluation of the Brazilian Real against the U.S. Dollar and interest rate fluctuations; current or future changes in laws and regulations; and our ability to maintain existing business relationships and create new relationships.


Santander

1

Strategy Update

2

3Q24 Results Highlights

3

Takeaways

Key Messages

Results

Net Profit

R$ **3.7** billion
(+10% QoQ)
(+34% YoY)

ROAE

17.0%
(+1.5 p.p. QoQ)
(+3.9 p.p. YoY)

3Q24 highlights

	YoY	
NII	+16%	**Consistent growth** with an increase in spreads
Fees	+13%	**Fees expanding** leading to portfolio diversification
Funding from clients	+5%	**Funding mix evolution** with higher individuals' representativeness
LLP	+5%	**LLP under control** growing at a lower pace than the loan book
Expanded loan portfolio	+6%	**Expansion** prioritizing strategic businesses

Strategy progress

- Obsession in achieving **customer primacy**
- **Transactionality** diversifying our revenues
- **Credit** growth with focus on return on capital
- **Investments** driving the funding plan
- **New SMEs offering** with a rewards journey

Agenda evolution

2022 – 2024 — Building a robust and diversified balance sheet

Definition of **strategic priorities** and major initiatives

Anchoring pillars with a **profitability-orientated** approach

Expansion driven by **intensive use of technology**

De-risking and portfolio reconfiguration

2025

Value creation and hyper-personalized experience to the customers

Technology as a key lever for enhancing UX and reducing the cost to serve

Discipline in capital allocation and focus on ROE evolution

Strategic pillars

Customer centricity
Being the most present bank in our customers' lives

Scale
Leverage a broad customer base and the ability to offer a complete and multichannel service

Diversification
Growth in Retail deposits and fees

Expertise in credit and efficiency
Intensify our strengths in the favor of our customers

Focus on the main enablers
People and Technology


COMEÇA AGORA
uma nova relação do Santander com você.
Santander


COMEÇA EM VOCÊ
COMEÇA AGORA
Santander Select


PRÓXIMO, DISPONÍVEL
E INTEGRADO
AO SEU NEGÓCIO
COMEÇA TODOS OS DIAS
COMEÇA AGORA
Santander Empresas

Integrated customer perspective

Focus on being the most **present bank in our customers' lives**

Technology evolution to serve our customers where, how and when they desire

Transactionality, loans and investments fueling **profitability** recovery

Offering focused on **primacy**

62 points in the Individuals NPS
+11 points in 2 years

Obsession with a complete customer experience

Digital journey

+13 p.p. in digital features available[1]

2x of AI interactions in the chatbot[1]


App Mobile NPS
68
74
3Q23
3Q24

(1) In two years

Assisted journey

Growth in the use of **conversational chat**

Focus on the store as a **business generation environment**


Remote NPS
Store NPS
66
62
78
80
3Q23
3Q24

Transactionality


AMERICAN EXPRESS
Santander
Santander
UNIQUE

Fundamental pillar for **customer primacy**

Booster for the **revenue diversification** strategy

Focus on **being present in the daily lives** of our customers

Leveraging technology for an enhanced customer experience

Emphasis on channel **stability**, ranked 1st on Downdetector

Substantial **evolution in the PIX[1] journey**

- Journey in 2 steps along with a 30% shorter browsing time
- 83 points in NPS, increase of 16 points YoY

Cards | Key driver of transactionality

Sustainable and steady growth of credit turnover

- **+10% YoY** of average spending
- **+5 p.p. YoY** in activation within 3 months of signing up

Enhancement in the customer experience and expansion of the active customer base

- **87%** of cards customers are current account holders (+3 p.p. YoY)
- **86 points in NPS**, growth of 1 point YoY

Building a new cloud platform, together with the Santander Group

Select Global delivering an international experience to the customers

Transactionality on the segments

Individuals retail

Evolution in revenue diversification

Fees relative to total revenues (base 100)


100
104
107
3Q22
3Q23
3Q24

SMEs

Strengthening of customer primacy

- **Simple**, intuitive, and digital journey for our customers
- Customers with a full **offering** generate **4x** higher revenue
- **Complete partnership** with Getnet boosts customer primacy

Santander

(1) Individuals PIX.

Credit

Complementary component of the transactionality and investments pillars

Growth in credit with **focus on return on capital**

Hyper personalization

Value creation through a hyper personalized experience for customers

- Customized offering based on the customer profile in **real time**
- **Data-driven prospecting** with a decrease in acquisition cost
- **Adaptive journeys** featuring dynamic revaluation of credit decisions
- **Smart approach** utilizing Open Finance for SMEs and Individuals

Focus on asset quality and profitability

Loan portfolio mix by segment


23%
77%
27%
73%
28%
72%
Others in individuals
Select
Sep/22
Sep/23
Sep/24

Select customers generate **13 times** higher net revenue and **40%** lower delinquency

Efficiency in the Mass Income segment

(base 100)


Net revenue
Cost to serve
213
100
88
3Q23
3Q24

NPL 90 **stable,** with a **decline in short-term** delinquency

Consumer Finance as the highlight in the credit pillar

Profitability evolution

(base 100)


133
100
100
3Q23
3Q24
Net revenue
Costs

+20% YoY loan portfolio growth

Over 90 **decreases 1 p.p. YoY**

Excellence in customer experience with **91 points in NPS**

Strategic partnerships with 6 of the 10 largest auto brands

Product cross-selling +75% YoY

Investments

Building the **best investment platform** in the market, grounded in a **humanized relationship with scale and digital excellence**

Digital DNA in an open platform
providing the best experience in equities

Complete offering with distinctive curation

Close and specialized human channel
with a full-banking offering

Retail[1]

R$ 23 billion (+26% YoY)
of net inflow in 9M24

+10% YoY in
Investment clients[2]

NPS 78 +3 pts QoQ

Santander AAA

R$ 6.3 billion (+133% YoY)
of net inflow in the 3Q24

R$ 3.8 million in the 3Q24 (+76% YoY)
average net inflow per advisor

NPS 80 +7 pts QoQ

Key lever of the **retail funding** expansion strategy


Santander

(1) Retail inflows include AAA. (2) Internal concept of customers with investments exceeding R$100 thousand.

New SMEs offering

Wide presence and competitive **advantages** to drive business growth

Greater **transactionality, consistent** credit evolution, and **growth** in our **funding**

Investments aimed at customer primacy

Focus on digitizing our customers

NPS of **44 points**, a rise of **24** points over two years

- **Full solutions package** for all-sized businesses boosted by our partnership with Getnet
- **Rewards journey,** featuring **transactionality-based** benefits
- **Close and humanized customer service approach** available nationwide
- **AVANÇAR** (ADVANCE) program to **support** the customer's business **development**


QUANTO MAIS
VOCÊ USA,
MAIS BENEFÍCIOS
GANHA.

Santander Empresas


PRÓXIMO, DISPONÍVEL
E INTEGRADO,
AO SEU NEGÓCIO.
COMEÇA TODOS OS DIAS
COMEÇA AGORA


Santander

1 Strategy Update

2 3Q24 Results Highlights

3 Takeaways

Net interest income

(R$ million)	3Q24	3Q24 x 2Q24	3Q23	3Q24 x 3Q23
Client NII	**14,902**	**2.8%**	**13,797**	**8.0%**
Product NII	14,262	2.7%	13,104	8.8%
Volume	592,912	0.8%	555,842	6.7%
Spread (p.a.)	9.89%	0.08 p.p.	9.69%	0.20 p.p.
Market NII	**325**	**26.1%**	**(647)**	**n.a.**
Net Interest Income	**15,227**	**3.2%**	**13,151**	**15.8%**



NII
(YoY growth)
4.4%
8.8%
14.5%
10.6%
15.8%
3Q23
4Q23
1Q24
2Q24
3Q24



Net interest income
R$ million
9.69%
9.73%
10.01%
9.81%
9.89%
Spread (p.a.)
13,151
13,780
14,790
14,751
15,227
13,797
13,882
14,457
14,493
14,902
Client NII
(647)
(102)
333
258
325
Market NII
3Q23
4Q23
1Q24
2Q24
3Q24

Santander

Loan portfolio

(R$ million)	Sep/24	Sep/24 x Jun/24	Sep/23	Sep/24 x Sep/23
Individuals	250,894	0.8%	232,721	7.8%
Consumer Finance	79,013	4.7%	66,112	19.5%
SMEs	72,305	2.0%	64,030	12.9%
Corporate[1]	133,746	-6.6%	139,764	-4.3%
Total[1]	**535,958**	**-0.5%**	**502,626**	**6.6%**
Private securities and guarantees	127,545	0.4%	122,861	3.8%
Expanded Portfolio	**663,503**	**-0.3%**	**625,487**	**6.1%**

Companies' expanded loan portfolio mix by segment



24%
76%
Sep/23
24%
76%
Jun/24
25%
75%
Sep/24
SMEs
Corporate

Individual Loan Portfolio Mix by product



2.3%
4.6%
20.3%
19.8%
25.2%
27.8%
Sep/23
2.9%
4.8%
17.9%
20.5%
24.5%
29.4%
Jun/24
3.4%
4.4%
17.8%
20.8%
24.4%
29.1%
Sep/24
Leasing/Auto Loan
Agribusiness
Personal Loan/ Other
Credit Card
Mortgages
Payroll Loans

(1) Disregarding the exchange rate effect and the specific case in Wholesale, the corporate loans portfolio would have fallen by 3.5% QoQ and 4.8% YoY. Total portfolio would have grown by 0.4% QoQ and 6.4% YoY.

Funding

(R$ million)	Sep/24	Sep/24 x Jun/24	Sep/23	Sep/24 x Sep/23
Demand deposits	39,264	0.3%	44,012	-10.8%
Saving deposits	57,144	-1.4%	57,283	-0.2%
Time deposits	393,946	-0.4%	359,383	9.6%
Repo products[1]	15,799	-0.9%	19,010	-16.9%
Real Estate (LCI) and Agribusiness (LCA) credit notes	81,520	0.2%	71,672	13.7%
Financial bills and others[2]	53,579	2.0%	60,005	-10.7%
Funding from Clients	**641,252**	**-0.2%**	**611,365**	**4.9%**

Customer funding mix by segment



58%
58%
56%
42%
42%
44%
Sep/22
Sep/23
Sep/24
Corporate & SMEs
Individuals[3]

Customer funding mix by product



R$ billion
+4.9%
611.4
642.4
641.3
3.1%
7.2%
9.4%
9.8%
11.7%
58.8%
2.5%
6.1%
9.0%
8.2%
12.7%
61.6%
2.5%
6.1%
8.9%
8.4%
12.7%
61.4%
Sep/23
Jun/24
Sep/24
Repo products[1]
Demand deposits
Savings deposits
Financial bills and others[2]
Real Estate (LCI) and Agribusiness (LCA) credit notes
Time deposits

(1) Backed by debentures. (2) Includes notes secured by real estate and COE. (3) Includes the Private Banking segment.

Fees

(R$ million)	3Q24	3Q24 x 2Q24	3Q23	3Q24 x 3Q23
Cards	1,371	3.2%	1,198	14.4%
Current Account	920	3.7%	853	7.8%
Insurance Fees	1,058	6.6%	946	11.9%
Credit Operations	616	6.6%	528	16.6%
Securities Brokerage and Placement	350	-20.7%	390	-10.2%
Asset Management	430	12.7%	360	19.3%
Asset management and pension funds	190	26.7%	138	37.8%
"Consórcios"	240	3.7%	222	8.0%
Collection Services	299	-1.1%	337	-11.2%
Others	291	6.6%	96	n.a.
Total Fees	**5,334**	**2.9%**	**4,707**	**13.3%**

Total fees



R$ million
+13.3%
4,707
5,007
4,886
5,182
5,334
3Q23
4Q23
1Q24
2Q24
3Q24

Fee breakdown



R$ million
4,707
173
67
112
88
(40)
69
(38)
196
5,334
3Q23
Cards
Current Account
Insurance Fees
Credit Operations
Securities Brokerage
Asset Management
Collection Services
Others
3Q24

Cost of risk

Recurring loan loss provisions and cost of risk



R$ million
4.3%
4.0%
3.8%
3.7%
3.7%
6,837
5,618
6,105 1
6,043
5,896 1
5,884
6,487
6,924
6,765
6,631
6,797
(869)
(820)
(723)
(735)
(913)
3Q23
4Q23
1Q24
2Q24
3Q24
LLP
Recovery of written-off loans
Cost of risk – 12M2
Including specific case in wholesale

NPL formation



1.05%
1.36%
1.32%
1.20%
1.10%
5,250
6,839
6,820
6,313
5,902
3Q23
4Q23
1Q24
2Q24
3Q24
NPL formation/ portfolio
NPL formation (R$ million)

Renegotiated loan portfolio



52.7%
53.8%
54.3%
53.7%
53.0%
6.8%
6.3%
6.0%
5.6%
5.5%
34,334
32,761
31,696
30,290
29,538
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
Loan portfolio coverage
Loan portfolio over total loan
Loan portfolio (R$ million)

(1) Disregards (i) additional provision booked for a specific case in Wholesale in 4Q23 and (ii) additional provision booked in 2Q24 of R$1,930 million. (2) The cost of risk disregards the effects previously mentioned.

Delinquency (NPL)

15-90 days



5.6%
5.2%
5.1%
4.9%
4.9%
4.0%
3.8%
3.8%
3.5%
3.6%
1.9%
1.7%
2.0%
1.6%
1.6%
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
Individuals
Total
Corporate & SMEs

15-90 days Corporate & SMEs



5.0%
4.8%
4.9%
4.3%
4.1%
0.5%
0.1%
0.4%
0.1%
0.1%
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
SMEs
Corporate

Over 90 days



4.2%
4.3%
4.3%
4.2%
4.2%
3.0%
3.1%
3.2%
3.2%
3.2%
1.3%
1.4%
1.5%
1.6%
1.7%
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
Individuals
Total
Corporate & SMEs

Over 90 days Corporate & SMEs



3.9%
4.1%
4.4%
4.7%
4.8%
0.1%
0.1%
0.1%
0.2%
0.1%
Sep/23
Dec/23
Mar/24
Jun/24
Sep/24
SMEs
Corporate

Expenses

(R$ million)	3Q24	3Q24 x 2Q24	3Q23	3Q24 x 3Q23
Administrative	2,619	3.5%	2,505	4.6%
Personnel	3,026	1.6%	2,793	8.3%
Total Expenses	**5,645**	**2.5%**	**5,298**	**6.6%**
Depreciation and Amortization[1]	812	0.9%	797	1.9%
Total General Expenses	**6,457**	**2.3%**	**6,095**	**5.9%**

General Expenses



R$ million
6,314
76
3.6%²
66
1.6%²
6,457
2Q24
Expenses with expansion of the business and Technology
Recurring expenses
3Q24

Expenses and efficiency ratio



R$ million
42.5%
43.0%
39.7%
39.3%
38.9%
Efficiency ratio
6,095
797
2,505
2,793
6,582
793
2,838
2,952
6,297
802
2,436
3,059
6,314
805
2,531
2,979
6,457
812
2,619
3,026
Depreciation and Amortization¹
Administrative expenses
Personnel Expenses
3Q23
4Q23
1Q24
2Q24
3Q24

(1) Excluding 100% of the goodwill amortization expense of R$ 117 million in 3Q24, R$ 85 million in 2Q24 and R$ 85 million in 3Q23. (2) Variations relative to the same line of the previous period.

Results

(R$ million)	3Q24	2Q24	3Q24 x 2Q24	3Q24 x 3Q23
Net Interest Income	15,227	14,751	3.2%	15.8%
Fees	5,334	5,182	2.9%	13.3%
Total Revenues	**20,561**	**19,933**	**3.2%**	**15.1%**
Allowance for Loan Losses	(5,884)	(5,896)	-0.2%	4.7%
General Expenses	(6,457)	(6,314)	2.3%	5.9%
Other Operating Income/Expenses	(2,613)	(2,535)	3.1%	13.6%
Tax Expenses	(1,409)	(1,369)	2.9%	11.9%
Investments in Affiliates and Subsidiaries	69	44	55.9%	48.1%
Non Operating Income	66	44	49.9%	n.a.
Managerial Profit Before Taxes	**4,333**	**3,907**	**10.9%**	**63.5%**
Taxes and Minority Interest	(669)	(575)	16.4%	n.a.
Managerial Net Profit	**3,664**	**3,332**	**10.0%**	**34.3%**

3Q24 Highlights

ROAE
17.0%
+1.5 p.p. QoQ
+3.9 p.p. YoY

Recurring **Cost of risk 12M**[1]
3.7%
stable QoQ
-0.6 p.p. YoY

BIS ratio
15.3%
+0.9 p.p. QoQ
+1.0 p.p. YoY

CET1
11.0%
-0.2 p.p. QoQ
-0.2 p.p. YoY

Santander

(1) Disregards (i) additional provision booked for a specific case in Wholesale in 4Q23 and (ii) additional provision booked in 2Q24 of R$1,930 million.


Santander

1 Strategy Update

2 3Q24 Results Highlights

3 Takeaways



Takeaways – Quarter highlights and expectations

- Obsessive focus on being the **most present bank in our customers' lives**
- **Primacy** agenda leveraged by the **intensive use of technology**
- **Value** creation and **hyper-personalized experience** to the customers
- Growth prioritizing the **full relationship with the customer**
- Discipline in capital allocation and focus on **ROE evolution**